TEMIR CORP.

54 Fruktovaya Street

Bishkek, Kyrgyzstan 720027

Tel. 996-558414146

Email: temircorp@yandex.com

March 27, 2019

Mr. Doug Jones,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: TEMIR CORP.

       Form 10-K for Fiscal Year Ended August 31, 2018

       File No. 333-213996

Dear Mr. Doug Jones

Temir Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to Form 10-K for Fiscal Year Ended August 31, 2018 in response to the Commission's comments, dated March 26, 2019 (the "Comment Letter"), with reference to the Company's Form 10-K for Fiscal Year Ended August 31, 2018 filed with the Commission on October 22, 2018.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2018

Item 9A. Controls and Procedures, page 17

1. We note you added a section entitled "Management's Report on Internal Control Over

Financial Reporting." However, it appears this section addresses the disclosure related to

"controls and procedures" pursuant to Item 307 of Regulation S-K and not that regarding

Item 308(a) of Regulation S-K. Please note your filing should include separate disclosure and conclusions for each of Item 307 and Item 308(a). Further note the disclosure in regard to Item 308(a) must address points 1, 2 and 3 specified thereunder. Please amend your filing accordingly.

Our response:  We have amended our filing to include the information required by Item 308(a) of Regulation S-K in regard to management's annual report on internal control over financial reporting.

Please direct any further comments or questions you may have to the company at temircorp@yandex.com.

Thank you.

Sincerely,

/S/ Stanislav Pak

Stanislav Pak, President